REVIEWED FINANCIAL STATEMENTS

EZdia, Inc.
For the Years Ended December 31, 2020 and 2019
With Independent Accountant's Review Report

EZDIA, INC.

Financial Statements

For the Years Ended December 31, 2020 and 2019

Contents

Fiona Hamza, CPA

Email: fhamzacpa@outlook.com

Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
EZdia, Inc.
Fremont, California

I have reviewed the accompanying financial statements of EZdia, Inc., which comprises the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flow for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
April 12, 2021

2

EZdia, Inc.

Balance Sheets

	December 31,		
	2020		2019
Assets			
Current assets:			
Cash and cash equivalents *(note 2)*	$ **118,354**	$	326,058
Accounts receivable	**359,754**		378,367
Employee advances	**6,679**		13,920
Federal tax refund	**-**		33,990
Total current assets	**484,787**		752,335
Fixed assets, net *(note 2)*	**-**		-
Software development, net *(note 2)*	**752,394**		-
Security deposit	**7,513**		7,513
Deferred tax asset *(note 2)*	**224,834**		213,366
Total assets	$ **1,469,528**	$	973,214
Liabilities and Stockholders' Equity			
Current liabilities:			
Trade payables	**185,684**		65,417
Accrued expenses	**58,408**		75,800
Deferred rent	**11,187**		-
Deferred revenue *(note 2)*	**473,253**		264,375
Interest payable	**11,819**		15,133
Current portion of notes payable *(note 3)*	**-**		10,000
Total current liabilities	**740,351**		430,725
Long term liabilities:			
Notes payable *(note 3)*	**392,488**		15,000
Shareholder loans payable *(note 4)*	**238,576**		238,576
Deferred payroll	**176,184**		155,350
Long term liabilities	**807,248**		408,926
Total liabilities	**1,547,599**		839,651
Stockholders' equity:			
Common stock, no par, 20,000,000 shares authorized			
8,296,670 shares issued and outstanding *(note 5)*	**102,542**		102,542
Retained equity (deficit)	**(180,613)**		31,021
Total stockholders' equity	**(78,071)**		133,563
Total liabilities and stockholders' equity	$ **1,469,528**	$	973,214

See Independent Accountant's Review Report.

EZdia, Inc.

Statements of Operations

	December 31,	
	2020	**2019**
Sales revenue *(note 2)*	$ **2,137,833**	$ 3,998,025
Sales discounts	**(56,305)**	(35,443)
Cost of goods sold	**(841,783)**	(1,306,922)
Gross margin	**1,239,745**	2,655,660
Expenses:		
Advertising, sales and marketing	**88,074**	116,989
Amortization and depreciation expense	**6,323**	35,401
Bad debt charges	**3,865**	36,160
Bank and finance charges	**12,777**	12,826
Business development	**-**	105,825
Computer expenses	**-**	11,755
Conference expenses	**144**	135,385
Dues and subscriptions	**50,326**	72,372
Employee benefits	**10,043**	18,071
Insurance	**12,242**	13,274
Legal and professional	**25,973**	48,272
License, taxes and permits	**6,112**	6,594
Office expenses	**3,035**	15,733
Outsource- Indian	**218,721**	550,615
Payroll expenses-officers	**200,641**	300,000
Payroll expenses-all other	**655,048**	1,223,846
Payroll taxes	**59,072**	109,108
Rent	**91,796**	78,326
Research and development *(note 2)*	**-**	45,152
Travel and meals	**2,872**	19,208
Total operating expenses	**1,447,064**	2,954,912
Operating Loss	**(207,319)**	(299,252)
Other income / (expense)		
Interest income	**1,063**	748
Other income	**5,579**	3,594
Grants	**12,500**	-
Interest expense	**(11,434)**	(1,334)
Total other income	**7,708**	3,008
Net Loss before taxes	**(199,611)**	(296,244)
Income tax benefit *(note 2)*	**54,148**	138,205
Net loss	$ **(145,463)**	$ (158,039)

See Independent Accountant's Review Report.

EZdia, Inc.

Statements of Changes in Stockholders' Equity

	Common Stock (no par)	Retained Deficit	Total
Balance at December 31, 2018	$ 102,542	$ 189,060	$ 291,602
Less: Net Loss	-	(158,039)	(158,039)
Balance at December 31, 2019	$ 102,542	$ 31,021	$ 133,563
Prior Period adjustments for deferred tax assets	-	(66,171)	(66,171)
Less: Net Loss	-	(145,463)	(145,463)
Balance at December 31, 2020	$ 102,542	$ (180,613)	$ (78,071)

See Independent Accountant's Review Report.

EZdia, Inc.

Statements of Cash Flows

	December 31,	
	2020	**2019**
Operating activities		
Net Loss	**$ (145,463)**	$ (158,039)
Add: depreciation and amortization expense	**6,323**	35,401
Less: deferred tax asset	**(54,148)**	(138,205)
(Increase) decrease in federal tax refund	**10,500**	(10,500)
Decrease in accounts receivable	**18,613**	243,728
Decrease in employee advances	**7,241**	1,602
Increase in trade payables	**120,266**	52,662
Increase (decrease) in accrued expenses	**(17,392)**	71,929
Increase in deferred rent	**11,187**	-
Increase (decrease) in interest payable	**(3,314)**	1,351
Increase (decrease) in deferred revenue	**208,878**	(974,822)
Increase (decrease) in deferred payroll	**20,834**	-
Net cash used by operating activities	**183,525**	(874,893)
Investing activities		
Software development	**(758,717)**	-
Net cash used in investing activities	**(758,717)**	-
Financing activities		
Proceeds from Paycheck Protection Program loan	**242,588**	-
Proceeds from EIDL loan	**149,900**	-
Payment of Loans	**(25,000)**	238,576
Net cash provided by financing activities	**367,488**	238,576
Net increase in cash and cash equivalents *(note 1)*	**(207,704)**	(636,317)
Cash and cash equivalents at beginning of year	**326,058**	962,375
Cash and cash equivalents at end of year	**$ 118,354**	$ 326,058

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 800	$ 800

See Independent Accountant's Review Report.

EZdia, Inc.
Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

EZdia, Inc., (the Company), was formed in 2008 in the State of Texas. The financial statements of EZdia, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fremont, California.

eZdia provides Search Engine Optimization (SEO)-an ecommerce strategy and content provider to some of the largest ecommerce retailers in the world. The Company's approach to SEO strategies is uniquely tailored to eCommerce sites that want to optimize for revenue instead of just traffic. eZdia revenue-based SEO strategies focuses on attracting, engaging and ultimately converting visitors into profitable customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Research and Development

Research and development costs are expensed as incurred.

See Independent Accountant's Review Report.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with high quality banking institutions. The Company did not have cash balances in excess of the Federal Deposit Insurance Corporation limit as of December 31, 2020 and 2019, respectively.

The Company currently has two customers that represent 50% of the Company's revenues and 38% of accounts receivable.

See Independent Accountant's Review Report.

Recent Accounting pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using a double declining balance mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, and most computer equipment ranges primarily from three to seven years. Software is amortized over four to five years using mid-month straight-line method.

Repairs and maintenance performed on equipment or software are expensed as incurred.

	December 31,	
	2020	**2019**
Furniture and equipment	$ **322,621**	$ 322,621
Accumulated depreciation	**(322,621)**	(322,621)
Net fixed assets	**-**	-
Software development	**860,217**	101,500
Accumulated amortization	**(107,823)**	(101,500)
Net software development	$ **752,394**	$ -

Deferred Tax Asset

The Company files income tax returns in the U.S federal jurisdiction and in the state of California and Florida. The difference between book and taxable income are non-deductible meals, deferred compensation, non-taxable grants and charity expenses. Federal net operating Losses (NOLs) carryforwards under Tax Cut and Jobs Act do not expire while state NOLs expires in twenty years.

	Federal	State	Tax Benefit	Research Credit	State NOL Expiration
2018 net taxable loss	(134,938)	(134,938)	40,265	46,767	2038
2019 net taxable loss	(280,620)	(279,681)	83,654	-	2039
2020 net taxable loss	(199,729)	(138,061)	54,148	-	2040
Net deferred tax asset			178,067	46,767	

3. Notes Payable

Notes Payable at December 31, 2020 and 2019, are comprised of the following:

	December 31,	
	2020	**2019**
Convertible debentures- Saurabh Agrawal- bearing interest at 5% [1] [2]	-	15,000
Note payable-Amit Sharma-bearing interest at 5.5% - due on demand	-	5,000
Note payable- Anand Vayuvegula- bearing interest at 5.5% - due on demand	-	5,000
Paycheck Protection Program (PPP) [1]	**242,588**	-
Economic Injury Disaster Loan Program (EIDL) [2]	**149,900**	-
Total obligations	**392,488**	25,000
Less current portion of long-term obligations	**-**	(10,000)
Total long-term obligations	$ **392,488**	$ 15,000

[1] **Paycheck Protection Program** (PPP) This loan was forgiven as of January 19, 2021. On May 4, 2020, the Company received loan proceeds of $$242,588, under the Paycheck

See Independent Accountant's Review Report.

Protection Program (the "PPP"). The PPP, which was established as part of the coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest, or a portion thereof, may be forgiven after 24 weeks ("applicable period") so long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent, mortgage interest, and utilities, and maintains its payroll levels as defined by the PPP. At least 60% of the loan proceeds must be spent on payroll costs, as defined by the PPP for the loan to be eligible for forgiveness.

[2] **Economic Injury Disaster Loan Program** (EIDL): Emergency one-time payout of $10,000 as a grant and $149,900 loan was advanced on 5/4/2020 and 6/16/2020, respectively. Installment payments, including principal and interest, of $731.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance. Each payment will be applied first to interest accrued to the date of receipt of each payment, and the balance, if any, will be applied to principal. Each payment will be made when due even if at that time the full amount of the Loan has not yet been advanced or the authorized amount of the Loan has been reduced.

4. Shareholders' loans

Since the inception of the Company, we have relied on cash advances from certain investors to fund our operations. All advances are at 5% annual rate and due in 25 years.

31-Dec-20	
Amount Due	Due date
33,346	04.15.2035
21,145	03.15.2036
31,979	12.14.2041
152,106	01.01.2045
238,576	

See Independent Accountant's Review Report.

5. Common Stock and Stock options

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

The exercise of our outstanding options may dilute your ownership of the company. As of December 31, 2020, following options were outstanding, exercisable at $0.15 - $0.28 per share:

Vesting Commencement Date	# of shares	Exercise Price	Vesting Year
various	511,067	@ $.15	Vested
Various	153,200	@ $.22	Vested
Various-2017	12,000	@ $.28	2021
Various-2018	64,300	@ $.28	2022
Various-2019	183,500	@ $.28	2023
Various-2020	1,359,970	@ $.28	2024
	2,284,037		

The Option shall terminate immediately upon the Participant's termination of Service to the extent that it is then unvested and shall be exercisable after the Participant's termination of Service to the extent it is then vested only during the applicable time period as determined below and thereafter shall terminate.

The Options shall be exercisable for three (3) months after Optionee ceases to be a Service Provider, unless such termination is due to Optionee's death or Disability, this Option may be exercised for one (1) year after Optionee ceases to be a Service Provider. Notwithstanding the foregoing sentence, in no event may Optionee exercise this Option after the Term/Expiration Date as provided above.

See Independent Accountant's Review Report.

6. Commitments and Contingencies

As of the date of issuance of financials April 12, 2021, the company has no commitments or contingencies.

7. Going concern:

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

For the years ended December 31, 2020, 2019 and 2018, the Company had pre-tax losses of approximately $199,611 and $296,244 and 113,859, respectively, due to launching an aggressive marketing and hiring a business consultant. The Company is planning to raise additional funds to continue to develop its Product, and implement their sales and marketing strategy to showcase their value driven product to wider base of customers and increase sales.

The Company feels confident to be profitable by 2022, by building sales and marketing to capture more recurring revenue. Additionally, the Company believes it will continue to be supported by its existing shareholders, and potentially by new investors as well.

8. Subsequent Events

Management has evaluated subsequent events through April 12, 2021, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements except for the transaction described below.

    1) **SAFE Notes**

    In January 2021, the Company issued a series of Simple Agreements for Future Equity (SAFE) to investors (via crowdfunding Campaign) for first rolling close that brought in $191,589, net of facilitation fees. These agreements provide that in exchange for the investments made, the investors are given the right to certain shares of the Company's capital stock. The "Valuation Cap" is $15,000,000 for early investors and $18,000,000 for all others and the discount rate is 80%.

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

> 1 (d) Liquidation Priority: In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

See Independent Accountant's Review Report.

2) **Paycheck Protection Program** (PPP2) On February 9, 2021, the Company received loan proceeds of $242,587, under the Paycheck Protection Program (the "PPP"). The Loan constitutes a Second Draw PPP Loan made pursuant to Section 7(a)(37) of the Small Business Act (15 U.S.C. 636(a)(37)). The PPP, which was established as part of the coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 3.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest, or a portion thereof, may be forgiven after 24 weeks ("applicable period") so long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent, mortgage interest, and utilities, and maintains its payroll levels as defined by the PPP. At least 60% of the loan proceeds must be spent on payroll costs, as defined by the PPP for the loan to be eligible for forgiveness. The PPP loan matures in five years from the date of the first disbursement of proceeds to the company (the "PPP Loan Date") and accrues interest at a fixed rate of 1%. Payments are deferred the date on which the amount of forgiveness as determined under the PPP Guidance is remitted to the Bank (the "Forgiveness Remittance Date"), (ii) the date on which Bank provides notice to Borrower that Bank has determined Borrower is not entitled to forgiveness, (iii) the date on which SBA provides notice to Bank that SBA has determined that Borrower is not entitled to forgiveness and (iv) if the Borrower fails to apply for forgiveness on or before the date that occurs ten months after the last day of the forgiveness period, such date (the "Deferment Period Outside Date") principal and interest commencing upon the expiration of the deferral period of the PPP Loan Date. The Company currently intends to use the proceeds for purposes consistent with the PPP; however, there can be no assurances that the Company will ultimately meet the conditions for the forgiveness of the loan or that management will not take actions that could cause the Company to be ineligible for the forgiveness of the loan, in whole or in part.

See Independent Accountant's Review Report.